02018573

V.L. 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 42121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sisung Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#2 Canal Street Suite 2440
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawerence J. Sisung, Jr. (504)544-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — if individual, state last, first, middle name)

Suite 3500, One Shell Square, New Orleans, LA 70139
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

909 Poydras Street
Suite 2900
New Orleans, LA 70112

Independent Auditors' Report

The Board of Directors
Sisung Securities Corporation:

We have audited the accompanying statement of financial condition of Sisung Securities Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

SISUNG SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	812,011
Deposit with clearing organization		100,000
Securities owned at quoted market value:		
State and municipal obligations		100,800
Accrued interest receivable		831
Furnitures, fixtures, and equipment, net		74,218
Due from related parties		3,503
Other assets		60,442
	$	1,151,805
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	58,213
Stockholders' equity:		
Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		1,043,592
Total stockholders' equity		1,093,592
Commitments and contingencies		
	$	1,151,805

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Background

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, public and corporate finance, investment advisory and counseling services (under the 1940 Investment Advisory Act). Approximately 85% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company is exempt from Rule 15c3-3 under Subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required. As of December 31, 2001 and for the year ended, the Company had no liabilities subordinated to claims of creditors.

(b) Marketable Securities

Securities transactions are recorded on a settlement date basis. Use of settlement date rather than trade date, as required by accounting principles generally accepted in the United States of America, does not materially affect the reported financial position. Marketable securities are valued at quoted market value.

(c) Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation on furniture, fixtures and equipment is calculated on an accelerated method over the estimated useful lives of the assets.

(d) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(2) Net Capital Requirements

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule (15c3-1)). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $949,886, which was $699,886 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .06 to 1 at December 31, 2001.

(3) Related Party Transactions

The Company provides assistance to Sisung Investment Management Services, Inc. (SIMS), a related party under common control, which performs investment advisory services, under three agreements. These agreements require the Company to provide various services including brokerage and facilities services to SIMS to assist SIMS in the fulfillment of several of its investment advisory services. SIMS pays the Company a percent of all fees it receives in relation to the agreements.

The Company leases office space from an affiliate on a month-to-month basis. The Company also leases from a shareholder on a month-to-month basis rental space that is to serve as an office and lodging to the Company's employees when they are conducting business in the state of Florida.

As of December 31, 2001, the Company has a receivable due from an affiliate of $3,503 and an employee receivable of $7,597, which is included in other assets on the statement of financial condition.

On January 1, 2001, the Company entered into an agreement with a related party which states that the company's Broker Dealer Division will perform services necessary for the establishing and maintaining of deferred compensation plans. As a result of this the Company will receive commissions for the sale of the plans and in turn will pay the related party an amount equal to 75% of all commissions received in relation to the sale of deferred compensation plans.

(4) Employee Benefit Plan

Effective January 1, 1998, the Company established a 401(k) plan. Eligible employees may contribute 0-90% of annual compensation up to the maximum allowed by the Internal Revenue Service. The Company will make either matching or nonelective contributions. Matching contributions will equal 100% of the employee's contribution, limited to 3% of each employee's annual compensation. Nonelective contributions will be made on behalf of eligible employees who earned at least $5,000 of compensation for the year. Nonelective contributions will equal to 2% of annual compensation for eligible employees.

(5) Commitments and Contingencies

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as

(Continued)

"off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves varying degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting customer accounts to credit approval and monitoring procedures.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2001, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.